Exhibit 10.35

9721 Sherrill Blvd. | Knoxville TN 37932
865-560-4328 | fax 865-560-4710 ken.lowe@scrippsnetworks.com

Kenneth W. Lowe
Chairman of the Board, President,
Chief Executive Officer	assistant: Nancy Walters | nancy.walters@scrippsnetworks.com

November 14, 2012

Cynthia L. Gibson

9721 Sherrill Boulevard

Knoxville, Tennessee 37932

Re:	Employment Agreement

Dear Cynthia:

Scripps Networks Interactive, Inc. (the “Company”), either directly or through one of its subsidiaries, agrees to employ you and you agree to accept such employment upon the following terms and conditions:

1. Term. Subject to the provisions for earlier termination provided in paragraph 8 below, the term of your employment hereunder shall become effective as of November 30, 2012 (the “Effective Date”) and continue until December 31, 2016. Such period shall be referred to as the “Term,” subject to earlier termination of your employment for any reason. The Company shall provide you with at least ninety (90) days’ notice prior to the expiration of the Term if the Company does not intend to continue to employ you beyond the expiration of the Term. If the Company does not provide you with such notice and the Company and you do not agree in writing to renew or extend this Agreement or enter into a new employment agreement upon the expiration of the Term, the Term shall automatically renew for up to two one-year terms.

2. Duties. You will be the Executive Vice President, Chief Legal Officer and Corporate Secretary of the Company and will report directly to the Chief Executive Officer of the Company (“Reporting Senior”). You agree as a member of management to devote substantially all your business time, and apply your best reasonable efforts, to promote the business and affairs of the Company and its affiliated companies during your employment. You will perform such duties and responsibilities commensurate with your position and title during the Term, and as may be reasonably assigned to you from time to time by your Reporting Senior. You shall not, without the prior written consent of the Company, directly or indirectly, during the Term, other than in the performance of duties naturally inherent to the businesses of the Company and in furtherance thereof, render services of a business, professional, or commercial nature to any other person or firm, whether for compensation or otherwise; provided, however, that so long as it does not materially interfere with the performance of your duties hereunder, you may serve as a director, trustee or officer of, or otherwise participate in, educational, welfare, social, religious, civic, professional, or trade organizations. Your principal place of employment shall be in Knoxville, Tennessee.

3. Compensation.

(a) Annual Salary. During the Term, the Company agrees to pay you no less than $500,000 a year in base salary (“Annual Salary”), less applicable deductions and withholding taxes, in accordance with the Company’s payroll practices as they may exist from time to time during the Term. Your Annual Salary may be increased by the Company’s Compensation Committee in conjunction with your annual performance review conducted pursuant to the guidelines and procedures of the Company applicable to similarly situated executives, but in no event shall your Annual Salary be less than the annual salary amount established under this paragraph 3(a) for the immediately previous calendar year.

(b) Annual Incentive. During the Term, you shall be eligible to participate in the Company’s applicable Annual Incentive Plan, as amended, or any successor to such plan (the “Annual Incentive Plan”) with a target annual incentive opportunity of Fifty Percent (50%) of your Annual Salary as established under paragraph 3(a) (“Annual Incentive”). The Annual Incentive amount actually paid shall be based on your attainment of, within the range of the minimum and maximum performance objectives, strategic and financial goals established for you by the Company and approved by the Company’s Compensation Committee. The Company shall pay to you any Annual Incentive under this paragraph 3(b) in accordance with the terms and subject to the conditions of the Annual Incentive Plan.

(c) Equity Award. On November 14, 2012 (the “Grant Date”), the Company shall grant to you a restricted share unit award (the “Restricted Share Unit”) that covers a number of units (rounded up to the nearest whole unit) obtained by dividing (i) $250,000, by (ii) the closing per-share price of the Company’s Class A Common Shares as listed on the New York Stock Exchange on the Grant Date. The Restricted Share Unit shall be granted upon the terms, and subject to the conditions, of the 2008 Long-Term Incentive Plan and the award agreement evidencing the grant of the Restricted Share Unit, a copy of which is attached as Exhibit A to this Agreement.

4. Benefits. During your employment hereunder, you shall be eligible to participate in all equity incentive plans of the Company applicable to similarly situated executives of the Company in accordance with the terms of each plan, as shall be determined by the Company’s Compensation Committee. During your employment hereunder, you shall also be entitled to participate in any employee retirement, pension and welfare benefit plan or program available to similarly situated executives of the Company, or to the Company’s employees generally, as such plans and programs may be in effect from time to time, including, without limitation, pension, profit sharing, savings, estate preservation and other retirement plans or programs, 401(k), medical, dental, life insurance, short-term and long-term disability insurance plans, accidental death and dismemberment protection, travel accident protection, and all other plans that the Company may have or establish from time to time and in which you would be entitled to participate under the terms of the applicable plan for similarly situated executives. This provision is not intended, nor shall it have the effect of, reducing any benefit to which you were entitled as of the effective date of this Agreement. However, this provision shall not be construed to require the Company to establish any welfare, compensation or long-term incentive plans, or to prevent the modification or termination of any plan once established, and no action or inaction with respect to any plan shall affect this Agreement. You shall be entitled to be reimbursed by the

Company for tax and financial planning up to a maximum net amount of $10,000 per year, and for the annual membership fees and other dues associated with one luncheon club. In addition, the Company shall pay the cost of an annual “senior executive” physical examination.

5. Business Expenses. During your employment hereunder, upon delivery of proper documentation in accordance with the Company’s expense reimbursement policy, the Company shall reimburse you for reasonable travel and other expenses incurred in the performance of your duties as are customarily reimbursed to similarly situated executives of the Company.

6. Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit your continuing or future participation in any plan, program, policy or practice provided by the Company or its affiliates and for which you may qualify that are provided to any other similarly situated executives. Amounts that are vested benefits or that you are otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or its affiliates at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

7. Non-Competition, Confidential Information, Etc.

(a) Non-Competition. You agree that your employment with the Company is on an exclusive basis and that, while you are employed by the Company, you will not engage in any other business activity that would otherwise conflict with your duties and obligations (including your commitment of substantially all business time) under this Agreement. You agree that, during the Non-Compete Period (as defined below), you shall not directly or indirectly engage in or participate as an owner, partner, stockholder, officer, employee, director, agent of or consultant for any business competitive with any business of the Company, or for any customer of the Company, without the prior written consent of the Company; provided, however, that this provision shall not prevent you from investing as a less-than-one-percent (1%) stockholder in the securities of any company listed on a national securities exchange or quoted on an automated quotation system. The Non-Compete Period shall cover the entire Term, unless earlier terminated as set forth in paragraphs 8(b) or (c) as well as twelve (12) months after your employment with the Company terminates for any reason, or on such earlier date as you may make the election under paragraph 7(i) (which relates to your ability to terminate your obligations under this paragraph 7(a) in exchange for waiving your right to certain compensation and benefits).

(b) Confidential Information. You agree that, during the Term or at any time thereafter: (i) you shall not use for any purpose other than the duly authorized business of the Company, or disclose to any third party, any information relating to the Company or any of its affiliated companies which is proprietary to the Company or any of its affiliated companies (“Confidential Information”), including any trade secret or any written (including in any electronic form) or oral communication incorporating Confidential Information in any way (except as may be required by law or in the performance of your duties under this Agreement consistent with the Company’s policies); and (ii) you will comply with any and all confidentiality obligations of the Company to a third party, whether arising under a written agreement or otherwise. Information shall not be deemed Confidential Information which: (x) is or becomes generally available to the public other than as a result of a disclosure by you or at your direction or by any other person who directly or indirectly receives such information from you, or (y) is or becomes available to you on a non-confidential basis from a source which is entitled to disclose it to you.

(c) No Solicitation or Interference. You agree that, during the Term and for one (1) year thereafter, no matter how the Term ends, you shall not, directly or indirectly: (i) employ or solicit the employment of any person who is then or has been within six (6) months prior thereto, an employee, independent contractor or consultant of the Company or any of its affiliated companies; or (ii) interfere with, disturb or interrupt the relationships (whether or not such relationships have been reduced to formal contracts) of the Company or any of its affiliated companies with any talent, production companies, vendors, advertisers (including, without limitation their agencies or representatives), sponsors, distributors, customers, suppliers, agents, consultants or independent contractors.

(d) Ownership of Works. The results and proceeds of your services under this Agreement, including, without limitation, any works of authorship resulting from your services to the Company or any of its affiliates during your employment with the Company and/or any of its affiliated companies and any works in progress resulting from such services, shall be works-made-for-hire and the Company shall be deemed the sole owner throughout the universe of any and all rights of every nature in such works, whether such rights are now known or hereafter defined or discovered, with the right to use the works in perpetuity in any manner the Company determines in its sole discretion without any further payment to you. If, for any reason, any of such results and proceeds are not legally deemed a work-made- for-hire and/or there are any rights in such results and proceeds which do not accrue to the Company under the preceding sentence, then you hereby irrevocably assign and agree to assign any and all of your right, title and interest thereto, including, without limitation, any and all copyrights, patents, trade secrets, trademarks and/or other rights of every nature in the work, whether now known or hereafter defined or discovered, and the Company shall have the right to use the work in perpetuity throughout the universe in any manner the Company determines in its sole discretion without any further payment to you. You shall, as may be requested by the Company from time to time, do any and all things which the Company may deem useful or desirable to establish or document the Company’s rights in any such results and proceeds, including, without limitation, the execution of appropriate copyright, trademark and/or patent applications, assignments or similar documents and, if you are unavailable or unwilling to execute such documents, you hereby irrevocably designate your Reporting Senior or his designee as your attorney-in-fact with the power to execute such documents on your behalf. To the extent you have any rights in the results and proceeds of your services under this Agreement that cannot be assigned as described above, you unconditionally and irrevocably waive the enforcement of such rights. This paragraph 7(d) is subject to, and does not limit, restrict, or constitute a waiver by the Company or any of its affiliated companies of any ownership rights to which the Company or any of its affiliated companies may be entitled by operation of law by virtue of being your employer.

(e) Litigation.

(i)

You agree that, during the Term, for one (1) year thereafter and, if longer, during the pendency of any litigation or other proceeding, and except as may be required by law or legal process: (x) you shall not communicate with anyone (other than your own attorneys and tax advisors), except to the extent necessary in the performance of your duties under this Agreement, with respect to the facts or subject matter of any pending or potential litigation of which you have knowledge, or regulatory or administrative proceeding involving the Company or any of its affiliated companies, other than any litigation or other proceeding in which you are a party-in-opposition, without giving prior notice to the Company’s Chief Executive Officer; and (y) in the event that any other party attempts to obtain information or documents from you with respect to such matter, either through formal legal process such as a subpoena or by informal means such as interviews, if you are legally permitted to do so, you shall promptly notify the Company’s Chief Executive Officer before providing any information or documents.

(ii)	You agree to cooperate with the Company and its attorneys, both during employment and during the five (5) year period following termination of your employment, in connection with any litigation or other proceeding arising out of or relating to matters in which you were involved prior to the termination of your employment. Your cooperation shall include, without limitation, providing assistance to the Company’s counsel, experts or consultants, and providing truthful testimony in pretrial and trial or hearing proceedings. In the event that your cooperation is requested after the termination of your employment, the Company will: (x) seek to minimize interruptions to your schedule to the extent consistent with its interests in the matter; and (y) reimburse you for all reasonable and appropriate out-of-pocket expenses actually incurred by you in connection with such cooperation upon reasonable substantiation of such expenses.

(iii)	Except as required by law or legal process, or as requested by the Company’s Chief Executive Officer, you agree that you will not testify in any lawsuit or other proceeding which directly or indirectly involves the Company or any of its affiliated companies that was not filed by you, or which may create the impression that such testimony is endorsed or approved by the Company or any of its affiliated companies. In all events, if legally permitted to do so, you shall give advance notice to the Company’s Chief Executive Officer that you will be testifying promptly after you become aware that you may be required to provide it. The Company expressly reserves its attorney-client and other privileges except if expressly waived in writing.

(f) Return of Property. All documents, data, recordings, or other property, whether tangible or intangible, including all information stored in electronic form, obtained or prepared by or for you and utilized by you in the course of your employment with the Company or any of its affiliated companies shall remain the exclusive property of the Company. In the event of the termination of your employment for any reason, the Company reserves the right, to the extent permitted by law and in addition to any other remedy either may have, to deduct from any monies otherwise payable to you the following: (i) all amounts you may directly owe to the Company or any of its affiliated companies at the time of or subsequent to the termination of your employment with the Company; and (ii) the reasonable value of the Company property which you retain in your possession after the termination of your employment with the

Company. In the event that the law of any state or other jurisdiction requires the consent of an employee for such deductions, this Agreement shall serve as such consent.

(g) Non-Disparagement. During the duration of your employment and for one (1) year following the termination thereof for any reason, you shall not make, nor cause any one else to make or cause on your behalf, any public disparaging or derogatory statements or comments regarding the Company or its affiliated companies, or its officers or directors; likewise, the Company’s officers will not make, nor cause any one else to make, any public disparaging or derogatory statements or comments regarding you.

(h) Injunctive Relief. The Company has entered into this Agreement in order to obtain the benefit of your unique skills, talent, and experience. You and the Company acknowledge and agree that your violation of one or all of paragraphs 9(a) through (h) of this Agreement will result in irreparable damage to the Company and/or its affiliated companies and, accordingly, the Company may obtain injunctive and other equitable relief for any breach or threatened breach of such paragraphs, in addition to any other remedies available to the Company.

(i) Survival; Modification of Terms. The obligations set forth under paragraphs 7(a) through (i) shall remain in full force and effect for the entire period provided therein notwithstanding the termination of your employment under this Agreement for any reason or the expiration of the Term; provided, however, that your obligations under paragraph 7(a) (but not under any other provision of this Agreement) shall cease if you terminate your employment for Good Reason or the Company terminates your employment without Cause and you notify the Company in writing, prior to the Company’s payment of any severance benefits pursuant to paragraphs 8(e)(iii) through (viii) and payable pursuant to terms of the Company’s Executive Severance Plan, you waive your right to receive termination payments and benefits in accordance with paragraph 8(e)(iii) through (viii) payable pursuant to the terms of the Company’s Executive Severance Plan. You and the Company agree that the restrictions and remedies contained in paragraphs 7(a) through (h) are reasonable and that it is your intention and the intention of the Company that such restrictions and remedies shall be enforceable to the fullest extent permissible by law. If a court of competent jurisdiction shall find that any such restriction or remedy is unenforceable but would be enforceable if some part were deleted or the period or area of application reduced, then such restriction or remedy shall apply with the modification necessary to make it enforceable. For avoidance of doubt, you will not be required to waive your rights to receive the payment under paragraphs 8(e)(i) and (ii) if you wish to be released from paragraph 7(a).

8. Termination.

(a) Termination for Cause. The Company may, at its option, terminate your employment under this Agreement for Cause and thereafter shall have no obligations under this Agreement, including, without limitation, any obligation to pay Annual Salary or Annual Incentive or provide benefits, other than any and all earned and/or vested compensation and/or benefits as of the Date of Termination. “Cause” shall mean exclusively: (i) embezzlement, fraud or other conduct that would constitute a felony (other than traffic-related citations); (ii) willful unauthorized disclosure of Confidential Information; (iii) your material breach of this Agreement; (iv) your gross misconduct or gross neglect in the performance of your duties hereunder; (v) your willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other material reasonably known to be relevant to such an investigation, or the willful inducement of others to fail to cooperate or to destroy or fail to produce documents or other material; or (vi) your willful and material violation of the Company’s written conduct policies, including but not limited to the Company’s Employment Handbook and Ethics Code. The Company will give you written notice prior to terminating your employment pursuant to (iii), (iv), (v), or (vi), of this paragraph 8(a), setting forth the nature of any alleged failure, breach or refusal in reasonable detail and the conduct required to cure. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, you shall have twenty (20) business days from the giving of such notice within which to cure any failure, breach or refusal under (iii), (iv), (v), or (vi) of this paragraph 8(a); provided, however, that, if the Company reasonably expects irreparable injury from a delay of twenty (20) business days, the Company may give you notice of such shorter period within which to cure as is reasonable under the circumstances.

(b) Good Reason Termination. You may terminate your employment under this Agreement for Good Reason at any time during the Term by written notice to the Company. “Good Reason” shall mean without your consent (other than in connection with the termination or suspension of your employment or duties for Cause or in connection with your Permanent Disability) exclusively: (i) a material diminution in your authority, duties, or responsibilities; (ii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom you are required to report; (iii) a requirement that you report to someone else other than your Reporting Senior or similar positions then in effect that results in a material change in your reporting structure; (iv) a material diminution in the budget over which you retain authority (except for good faith budget adjustments necessitated by the legitimate business needs of the Company); (v) a material change in geographic location at which you must perform services under this Agreement from the Company’s offices at which you were principally employed; or (vi) any other action or inaction that constitutes a material breach by the Company of the terms of the Agreement. A termination of your employment shall not be deemed to be for Good Reason unless: (1) you provide notice to the Company of the existence of the event or condition constituting the basis for your Good Reason termination within thirty (30) days after such event or condition initially occurs or exists; (2) the Company fails to cure such event or condition within thirty (30) days after receiving such notice; and (3) your termination of employment occurs not later than ninety (90) days after such event or condition initially occurs or exists.

(c) Termination Without Cause or for Disability. The Company may terminate your employment under this Agreement without Cause or for “Disability” (defined by reference to the employee long-term disability plan of the Company or a subsidiary that covers you) at any time during the Term by written notice to you in accordance with the Company’s Executive Severance Plan at least thirty (30) days prior to the date of such termination. Termination without Cause shall include, without limitation, the involuntary termination of your employment without Cause upon the expiration of the Term as set forth in paragraph 1 above.

(d) Termination as a Result of Death. Your employment with the Company shall terminate in the event of your death.

(e) Termination Payments/Benefits. Subject to paragraph 7 and, as applicable, paragraph 9, and pursuant to the terms, and subject to the conditions, of the Company’s Executive Severance Plan, but in no event less than the benefits as provided in this Agreement, in the event that your employment terminates under paragraph 8(b), (c) or (d), you (or your estate or legal representative, if applicable) shall thereafter receive the following benefits (in each case less applicable deductions and withholding taxes); provided, however, that in no event shall you receive the following benefits if your employment terminates on your own initiative for any reason other than Good Reason:

(i)	Accrued Benefits. The portion of your Annual Salary earned, but not yet paid, through your Date of Termination; any Annual Incentive earned, but not yet paid, for a completed fiscal year preceding the Date of Termination; and any accrued paid vacation, sick leave, sabbatical, holiday and other paid-time off, to the extent not yet paid (collectively, the “Accrued Benefits”). The Accrued Benefits shall be paid in a single lump sum within 30 calendar days after your Date of Termination, or as otherwise may be provided in a valid deferral election made pursuant to the terms of the Company’s deferred compensation plan.

(ii)	Pro-Rated Annual Incentive. A Pro-Rated Annual Incentive, which shall be paid in a single lump sum at the same time that payments are made to other participants in the annual incentive plan for that fiscal year (pursuant to the terms of the applicable plan but in no event later than March 15 of the fiscal year immediately following the fiscal year during which your Date of Termination occurs), or as otherwise may be provided in a valid deferral election made pursuant to the terms of the Company’s deferred compensation plan, and shall be in lieu of any annual incentive that you would have otherwise been entitled to receive under the terms of the annual incentive plan covering you for the fiscal year during which your Date of Termination occurs.

(iii)	Severance Payment. As additional severance (and not in lieu of any annual incentive for the fiscal year in which your Date of Termination occurs), a severance payment equal to 1.5 times the sum of your Base Salary and Target Annual Incentive. The severance shall be paid in a single lump sum within 20 calendar days after the Release Deadline.

(iv)

Health Care Coverage. As long as you pay (or your estate or legal representative pays) the required full monthly premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall provide you and, as applicable, your eligible dependents with continued medical, vision and dental coverage, on the same basis as provided to Company’s active executives and their dependents for 18 months (or, if earlier, until you first become eligible for such coverage under a plan maintained by another employer or your spouse’s employer). In addition, within 20 calendar days after the Release Deadline, the Company shall pay to you a lump sum cash payment equal to 18 times the monthly medical, vision and dental premiums under COBRA (regardless of whether you elect to participate in the Early Retiree Medical Plan) based on the level of coverage in effect for you (e.g., employee only or family coverage) on the Date of Termination;

(v)	Life Insurance. The Company shall take all steps reasonably necessary to continue the life insurance coverage applicable to you on your Date of Termination (and if the policy cannot be continued in its then-current form, the Company shall exercise any required conversion features to continue the policy), at no cost to you, for 1.5 years following your Date of Termination. The amount of such coverage will be reduced by the amount of life insurance coverage furnished to you at no cost by a third party employer.

(vi)	Financial Planning. An net amount of $10,000, which is intended to cover the approximate cost of financial planning services for you for a period of one year after your Date of Termination. This financial planning stipend shall be paid in a single lump sum within 20 calendar days after the Release Deadline.

(vii)	Outplacement. The Company shall, at its sole expense as incurred, provide you with outplacement services from a recognized outplacement service provider for 12 months, the scope of such services to be determined in the sole discretion of the Company.

(viii)	Equity Award. The Restricted Share Units granted to you on the Grant Date pursuant to paragraph 3(c) of this Agreement that have not yet vested as of your Date of Termination shall vest, but only to the extent specifically provided in the applicable award agreement for such grant, and will be payable in accordance with the terms, and subject to the conditions, of the award agreement.

(f) Termination of Benefits. Notwithstanding anything in this Agreement to the contrary (except as otherwise provided in paragraph 8(e) with respect to medical and dental benefits, life insurance, financial planning and outplacement), participation in all the Company benefit plans and programs will terminate upon the termination of your employment except to the extent otherwise expressly provided in such plans or programs and subject to any vested rights you may have under the terms of such plans or programs.

(g) Resignation from Official Positions. If your employment with the Company terminates for any reason, you shall be deemed to have resigned at that time from any and all officer or director positions that you may have held with the Company or any of its affiliated companies and all board seats or other positions in other entities you held on behalf of the Company. If, for any reason, this paragraph 8(g) is deemed insufficient to effectuate such resignation, you agree to execute, upon the request of the Company, any documents or instruments which the Company may deem necessary or desirable to effectuate such resignation or resignations, and you hereby authorize the Secretary and any Assistant Secretary of the Company to execute any such documents or instruments as your attorney-in-fact.

9. Severance Contingent On Release. Any compensation and benefits to be provided under the Company’s Executive Severance Plan and described in paragraph 8(e)(ii), (iii), (iv), (v), (vi), (vii) or (viii) shall be provided only if you (or in the case of your death or Disability, your legal representative, if applicable) execute and do not later revoke or materially violate a release of claims the form of that certain Form of Release attached to the Company’s Executive Severance Plan (with such changes as the Company may determine to be required or reasonably advisable in order to make the release enforceable and otherwise compliant with applicable law) (the “Release”). The Release must be executed by you and become effective and irrevocable in accordance with its terms no later than the fifty-second (52nd) day following termination of your employment (the “Release Deadline”).

10. Change in Control Protections. You shall be included in and covered by the Company’s Executive Change in Control Plan (the “CIC Plan”), which is incorporated herein by reference. Your Termination Pay Multiple, as defined in the CIC Plan, will be at least “2.0”. In the event that such CIC Plan is terminated or you are excluded from the plan for any reason during the Term, the Company agrees to promptly amend this Agreement so that you are similarly covered and eligible for the same benefits and protection thereunder.

11. Company’s Policies. You agree that, during your employment hereunder, you will comply in all material respects with all of the Company’s written policies, including, but not limited to, the Company’s Employee Handbook and Code of Ethics.

12. Indemnification; Liability Insurance. If you are made a party to, are threatened to be made a party to, receive any legal process in, or receive any discovery request or request for information in connection with, any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that you were an officer, director, employee, or agent of the Company or any of its affiliated companies, or were serving at the request of or on behalf of the Company or any of its affiliated companies, the Company shall indemnify and hold you harmless to the fullest extent permitted or authorized by the Company’s Articles of Incorporation or Code of Regulations or, if greater, by the laws of the State of Tennessee, against all costs, expenses, liabilities and losses you incur in connection therewith. Such indemnification shall continue even if you have ceased to be an officer, director, employee or agent of the Company or any of its affiliated companies, and shall inure to the benefit of your heirs, executors and administrators. The Company shall reimburse you for all costs and expenses you incur in connection with any Proceeding within 20 business days after receipt by the Company of a written request for such reimbursement and appropriate documentation associated with such expenses. In addition, the Company agrees to maintain a director’s and officer’s liability insurance policy or policies covering you at a level and on terms and conditions no less favorable than the Company provides it directors and senior-level officers currently (subject to any future improvement in such terms and conditions), until such time as legal or regulatory action against you are no longer permitted by law.

13. Notices. All notices under this Agreement must be given in writing, by personal delivery facsimile or by mail, if to you, to the address shown on this Agreement (or any other address designated in writing by you), with a copy to any other person you designate in writing, and, if to the Company, to your Reporting Senior to the address shown on this Agreement (or any other address designated in writing by the Company), with a copy, to the attention of the Company’s Chief Executive Officer. Any notice given by mail shall be deemed to have been given three days following such mailing.

14. Assignment. This is an Agreement for the performance of personal services by you and may not be assigned by you, without the prior written consent of the Company, otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by your legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. Except as provided in the immediately following sentence, this Agreement shall not be assignable by the Company without your prior written consent. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. “Company” means the Company as defined in this Agreement and any successor to its business and/or assets as described above that assumes and agrees to perform this Agreement by operation of law or otherwise.

15. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Tennessee.

16. No Implied Contract. Nothing contained in this Agreement shall be construed to impose any obligation on the Company or you to renew this Agreement or any portion thereof. The parties intend to be bound only upon execution of a written agreement and no negotiation, exchange of draft or partial performance shall be deemed to imply an agreement. Neither the continuation of employment nor any other conduct shall be deemed to imply a continuing agreement upon the expiration of the Term.

17. Entire Understanding. Except where specifically stated otherwise herein, this Agreement contains the entire understanding of the parties hereto relating to the subject matter contained in this Agreement, and can be changed only by a writing signed by both parties. The letter agreement between you and the Company dated May 7, 2010, and as amended on February 17, 2011, is hereby superseded and replaced in its entirety and considered null and void as of the Effective Date. Capitalized terms used in this Agreement without definition shall have the meaning given to such terms in the Company’s Executive Severance Plan.

18. Void Provisions. If any provision of this Agreement, as applied to either party or to any circumstances, shall be found by a court of competent jurisdiction to be unenforceable but would be enforceable if some part were deleted or the period or area of application were reduced, then such provision shall apply with the modification necessary to make it enforceable, and shall in no way affect any other provision of this Agreement or the validity or enforceability of this Agreement.

19. Deductions and Withholdings. All amounts payable under this Agreement shall be paid less deductions and income and payroll tax withholdings as may be required under applicable law.

20. Compliance with Section 409A of the Code.

(a) Section 409A of the Internal Revenue Code (“Section 409A”) imposes payment restrictions on “separation pay” (i.e., payments owed to you upon termination of employment).

Failure to comply with these restrictions could result in negative tax consequences to you, including immediate taxation, interest and a 20% penalty tax. It is the Company’s intent that this Agreement be exempt from the application of, or otherwise complies with, the requirements of Section 409A. Specifically, any taxable benefits or payments provided under this Agreement are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the involuntary separation pay exceptions to Section 409A of the Code, to the maximum extent possible. If neither of these exceptions applies, then notwithstanding any provision in this Agreement to the contrary:

(i)	All amounts that would otherwise be paid or provided during the first six months following the Date of Termination shall instead be accumulated through and paid or provided (together with interest on any delayed payment at the applicable federal rate under the Internal Revenue Code), on the first business day following the six-month anniversary of your termination of employment.

(ii)	Any expense eligible for reimbursement must be incurred, or any entitlement to a benefit must be used, during the Term (or the applicable expense reimbursement or benefit continuation period provided in this Agreement). The amount of the reimbursable expense or benefit to which you are entitled during a calendar year will not affect the amount to be provided in any other calendar year, and your right to receive the reimbursement or benefit is not subject to liquidation or exchange for another benefit. Provided the requisite documentation is submitted, the Company will reimburse the eligible expenses on or before the last day of the calendar year following the calendar year in which the expense was incurred.

(b) For purposes of this Agreement, “termination of employment” or words or phrases to that effect shall mean a “separation from service” within the meaning of Section 409A.

If the foregoing correctly sets forth our understanding, please sign, date and return all three (3) copies of this Agreement to the undersigned for execution on behalf of the Company; after this Agreement has been executed by the Company and a fully-executed copy returned to you, it shall constitute a binding agreement between us.

Sincerely yours, SCRIPPS NETWORKS INTERACTIVE, INC.

/s/ Kenneth W. Lowe
Kenneth W. Lowe Chairman, President and Chief Executive Officer

ACCEPTED AND AGREED

/s/ Cynthia L. Gibson
Cynthia L. Gibson

Dated:	11/27/2012

EXHIBIT A

RESTRICTED SHARE UNIT AGREEMENT